Exhibit 99.2

MEDICAL DIRECTOR AGREEMENT

THIS MEDICAL DIRECTOR AGREEMENT ("Medical Director Agreement") is entered into this 1st day of January, 2003 by and between the Bellaire SurgiCare, Inc., a Texas corporation (the "Company") and Long Nguyen, M.D. ("Physician").

WHEREAS, the Company wishes to engage Physician as the Co-Medical Director of Bellaire SurgiCare, Inc., (the "Center"); and

WHEREAS, Physician desires to accept such engagement, subject to the terms and conditions of this Medical Director Agreement.

NOW, THEREFORE, in consideration of the mutual covenants contained herein, the parties hereto, intending to be legally bound, mutually agree as follows:

1. Relationship of the Parties. The relationship of Physician to the Company is that of independent contractor. Nothing in this Agreement is intended or shall be relationship between the parties. The Company not exercise control over the manner or method by which Physician provides services pursuant to this Medical Director Agreement. Physician shall not be treated as an employee of the Company for federal, state, and local tax, employee benefits, or other purposes, and the Group shall be responsible for any and all employment taxes related to Physician's employment by the Group, if applicable.
2. Physician's Obligations.
a. General Obligations. Physician shall use his or her best efforts to perform the administrative responsibilities necessary to ensure the efficient administration of professional medical services at the Center, which the parties anticipate will require approximately two (2) hours per week during normal working hours, pursuant to a schedule to be mutually agreed upon by Physician and the Company.
b. Reports and Records. Physician shall prepare and maintain, or cause to be prepared and maintained, all reports, claims, correspondence, and records relating to all professional and administrative services rendered under this Medical Director Agreement in accordance with all state and federal laws and regulations and policies and procedures of the Company and shall make such records available to the Company upon request. Physician agrees that any records maintained under this Section 3 shall be the property of the Company and shall be returned to the Company upon request. Physician's obligation to return such records shall survive the termination of this Medical Director Agreement.
c. Professional Standards. Physician shall maintain compliance with all laws, rules, regulations, standards, and ordinances, judicial and administrative interpretations thereof, of the United States, the State of Texas, and all political subdivisions, agencies, and instrumentalities thereof and all applicable policies and procedures of the Company.
3. Representations and Warranties. Physician hereby represents and warrants that Physician:
a. Has a valid, unrestricted license to practice medicine in the State of Texas and is not currently subject to any disciplinary proceeding before any governmental or administrative body of board;
b. is board certified in the specialty of anesthesiology by the American Board of Medical Specialties;
c. has never had a professional license revoked, limited, suspended, or denied, either voluntarily or involuntarily;
d. has never been: (i) convicted of health care fraud; (ii) convicted of a health care related crime; (iii) suspended, sanctioned, restricted, or excluded from participating in any private, federal, or state health insurance program; (iv) convicted of theft or embezzlement relating to any health care program; (v) convicted of making a false statement relating to any health care entity; (vi) convicted of obstructing a criminal health care investigation; or (vii) convicted of laundering money that came from the commission of a federal health care offense; and
e. has no direct or indirect ownership or controlling interest of 5% or more of a "sanctioned entity" that has been convicted of any offense under 42 C.F.R.**1001 through 1004 or that has been terminated or excluded from participation in any Medicare or Medicaid program nor has Physician been an officer or managing employee of such an entity.
4. Provision of Facilities. The Company shall provide Physician with adequate (which determination shall be made by the Company in its sole discretion) facilities, supplies, and personnel sufficient to enable Physician to fulfill Physician's duties pursuant to this Medical Director Agreement, including such implements, office fixtures, and furniture as are commonly required to perform Physician's obligations.
5. Compensation. Physician shall submit to the Company a written report showing the dates and number of hours during which Physician provided Medical Director Services pursuant to this Medical Director Agreement. The Company shall pay physician, as compensation for Physician's services as Medical Director, Twelve Thousand Dollars ($12,000) for the six month term during which Physician provides Co-Medical Director services pursuant to this Medical Director Agreement.
6. Term. This Medical Director Agreement shall be effective as of the 1st day of January, 2003 and shall continue for a term of six (6) months and shall terminate thereafter.
7. Termination.
a. Automatic. This Medical Director Agreement shall automatically be terminated upon occurrence of any of the following: (i) Physician's death; (ii) Physician, for any reason, looses his or her license to practice medicine in the State of Texas, or such license is suspended for thirty (30) days or more; (iii) Physician's right to prescribe any controlled substance is terminated, curtailed, or suspended; (iv) Physician looses his or her privileges at the Center or elsewhere or has such privileges substantially curtailed, which determination shall be made by the Company, in its sole discretion; (v) Physician becomes disabled and is unable to perform the essential functions of his or her job; or (vi) Physician, in the Company's sole determination, fails to maintain a good reputation or character, or fails to work harmoniously with others such that the Company's is not able to operate in an orderly and/or efficient manner.
b. Breach and Cure. This Medical Director Agreement shall also be immediately terminated upon breach of a term of this Medical Director Agreement by Physician or the Company which is not cured within thirty (30) days after receipt of written notice by the other party identifying the breach and requesting that the breach be cured.
c. Notice. Notwithstanding the foregoing, either party may terminate this Medical Director Agreement for any or no reason by providing the other party with ninety (90) days prior written notice.
8. Effect of Termination. Upon termination of this Medical Director Agreement, neither party shall have any further obligations hereunder, except for obligations occurring prior to the date of termination for obligations, promises, or covenants contained herein which expressly survive termination of this Medical Director Agreement.
9. Confidential Information. Physician acknowledges that during the course of Physician's relationship with the Company, Physician may come to know certain confidential and/or proprietary information regarding the Company, including without limitation information regarding its business, financial condition, operation, or medical records or other information concerning patients who have received or sought treatment at the Company, and all other types and categories of information (in whatever form) with respect to which, under the above mentioned circumstances, Physician knows or has reason to know that the Company intends or expects confidentiality to be maintained and of which the Company has made reasonable efforts to maintain confidentiality ("Confidential Information") either during or after the term of this Medical Director Agreement. Physician will not use any Confidential Information except for the purposes of performing services for the Company pursuant to this Medical Director Agreement. Physician shall not disclose, publish, or otherwise disseminate any Confidential Information to any individual or entity. Within ten (10) days after the termination of this Medical Director Agreement for any reason, Physician shall, at the Company's option return all Confidential Information in Physician's possession or control to the Company. This Section 9 shall survive termination of this Medical Director Agreement.
10. Access to Books and Records. The parties to this Medical Director Agreement acknowledge their obligation to comply with Section 1861 (v)(1)(l) of the Social Security Act, as amended, and written regulations promulgated thereunder. Accordingly, the parties agree to comply with the following statutory requirements governing the maintenance of documentation to verify the cost of any service rendered pursuant to this Medical Director Agreement: (i) until the expiration of four (4) years after the furnishing of any service pursuant to this Medical Director Agreement, Physician will make available, upon written request of the Secretary of Health and Human Services, or upon request of the Comptroller General of the United States, or any of their duly authorized representatives, copies of this Medical Director Agreement and any books, documents, records, or other data of the parties that are necessary to certify the nature and extent of costs incurred for such service; and (ii) if Physician carries out any of Physician's duties under this Medical Director Agreement through a sub-contract with a related organization involving a value or cost of $10,000 or more over a twelve (12) month period, such party will cause such sub-contract to contain a clause to the effect that, until the expiration of four (4) years after the furnishing of any service pursuant to said sub-contract, the related organization will make available, upon written request, of the Secretary of Health and Human Services, or upon request of the Comptroller General of the United States, or any of their duly authorized representatives, copies of said sub-contract and any books, documents, records, or other data of said related organization that are necessary to certify the nature and extent of such costs.
11. Waiver of Breach. The waiver by either Physician or the Company of a breach of any provision of this Medical Director Agreement shall not operate or be constructed as a waiver of any subsequent breach by either Physician or the Company.
12. Binding Effect. This Medical Director Agreement shall be binding upon and shall inure to the benefit of both the Company and Physician and their respective successors, heirs and legal representatives, but neither this Medical Director Agreement nor any rights hereunder may be assigned by either the Company or Physician without the consent in writing of both parties.
13. Governing Law. This Medical Director Agreement shall be construed under the laws of the State of Texas.
14. Notices. Notices or communications required or permitted to be given under this Medical Director Agreement shall be given to the respective parties by hand delivery, certified mail, or fax at the following addresses, unless a party shall otherwise designate in writing:

If to the Physician:                                             If to the Company
Long Nguyen                                                    SurgiCare, Inc
4151 S.W. Freeway, Suite 410                        Attn: Keith LeBlanc
Houston, TX 77027                                         12727 Kimberley Lane, #200
                                                                        Houston, TX 77024

15. Complete Agreement. It is further mutually understood and agreed that this Medical Director Agreement and exhibits attached hereto constitute the sole and complete agreement between the Company and Physician with respect to the subject matter hereof, that no verbal or other statements, inducements or representations have been made or relied upon by either the Company or Physician, and that no modifications hereof shall be of any force or effect whatsoever unless the same shall be in writing and signed by both parties hereto.
16. Arbitration.
a. Any controversy, dispute or disagreement arising out of or relating to this Agreement, the breach thereof, or the subject matter thereof, shall be settled exclusively by binding arbitration, which shall be conducted in Harris County, Texas in accordance with the American Health Lawyers Association Alternative Dispute Resolution Service (the "Service") Rules of Procedure for Arbitration, and which to the extent of the subject matter of the arbitration, shall be binding not only on all parties to this Agreement, but on any other entity controlled by, in control of or under common control with the party to the extent that such affiliate joins in the arbitration. The Physician agrees the Company shall select an arbitrator from a list provided by the Service. Judgment on the award rendered by the arbitrator may be entered in any court having jurisdiction thereof.
b. If Physician breaches Section 16(a) hereof by failing to arbitrate any controversy, dispute or disagreement arising out of or relating to this Agreement, the breach thereof, or the subject matter thereof, Physician shall reimburse the Company in an amount equal to legal expenses (including but not limited to attorneys fees and costs) incurred by the Company related to any legal proceeding related to such controversy, dispute or disagreement.
17. Headings. The paragraph headings contained herein are for convenience only and shall not in any way affect the interpretation or enforceability of any provision of this Medical Director Agreement.
18. Counterparts. This Medical Director Agreement may be executed in more than one counterpart and each counterpart shall be considered an original.
19. Third Parties. Nothing in this Medical Director Agreement expressed or implied is intended or shall be construed to confer upon or give any person other than the parties hereto, and their permitted successors and assigns, any rights or remedies under or by reason of this Medical Director Agreement.

IN WITNESS WHEREOF, the Company, and Physician have affirmed this Medical Director Agreement this 1st day of January, 2003.

Company:                                                         Physician:

By: /s/ Keith LeBlanc                                        /s/ Long Nguyen

Its: Chief Executive Officer